UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

October 2016 Up 11.4% Year over Year

Mexico City, November 3, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for October 2016 increased by 11.4% when compared to October 2015.

This announcement reflects comparisons between October 1 through October 31, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2015	October 2016	% Change
Cancún	484,607	563,824	16.3%
Cozumel	10,801	10,387	(3.8)%
Huatulco	37,412	42,826	14.5%
Mérida	138,835	156,045	12.4%
Minatitlán	21,477	17,260	(19.6)%
Oaxaca	51,188	56,315	10.0%
Tapachula	22,360	24,956	11.6%
Veracruz	95,915	104,934	9.4%
Villahermosa	101,217	100,681	(0.5)%
Total Domestic	963,812	1,077,228	11.8%

International
Airport	October 2015	October 2016	% Change
Cancún	856,591	952,304	11.2%
Cozumel	17,205	16,399	(4.7)%
Huatulco	972	2,359	142.7%
Mérida	7,842	12,074	54.0%
Minatitlán	930	611	(34.3)%
Oaxaca	3,029	3,410	12.6%
Tapachula	727	790	8.7%
Veracruz	6,033	4,941	(18.1)%
Villahermosa	4,187	3,030	(27.6)%
Total International	897,516	995,918	11.0%

ASUR Page 1 of 2

Total
Airport	October 2015	October 2016	% Change
Cancún	1,341,198	1,516,128	13.0%
Cozumel	28,006	26,786	(4.4)%
Huatulco	38,384	45,185	17.7%
Mérida	146,677	168,119	14.6%
Minatitlán	22,407	17,871	(20.2)%
Oaxaca	54,217	59,725	10.2%
Tapachula	23,087	25,746	11.5%
Veracruz	101,948	109,875	7.8%
Villahermosa	105,404	103,711	(1.6)%
ASUR Total	1,861,328	2,073,146	11.4%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date:November 4, 2016